UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 5, 2005

**First Midwest Bancorp, Inc.**
(Exact name of registrant as specified in its charter)

| **Delaware** | **0-10967** | **36-3161078** |
|:---:|:---:|:---:|
| (State or other jurisdiction | (Commission | (IRS Employer |
| of Incorporation) | File Number) | Identification No.) |

| **One Pierce Place, Suite 1500, Itasca, Illinois** | **60143** |
|:---:|:---:|
| (Address of principal executive offices) | (Zip Code) |

**(630) 875-7450**
(Registrant's telephone number, including area code)

**N/A**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
October 5, 2005

Item 7.01 Regulation of FD Disclosure

On October 5, 2005, First Midwest Bancorp, Inc. issued a press release announcing the termination of a written agreement with bank regulators. This press release, dated October 5, 2005, is attached as Exhibit 99 to this report.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


|  | First Midwest Bancorp, Inc. |
| --- | --- |
|  | (Registrant) |

Date: October 5, 2005        /s/ MICHAEL L. SCUDDER

Michael L. Scudder
Executive Vice President

# News Release



**First Midwest Bancorp, Inc.**

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

**FOR IMMEDIATE RELEASE**

**CONTACT: Michael L. Scudder**

**EVP, Chief Financial Officer**

**TRADED:  Nasdaq**

**(630) 875-7283**

**SYMBOL:  FMBI**

www.firstmidwest.com

## FIRST MIDWEST SATISFIES REQUIREMENTS OF BSA/AML WRITTEN AGREEMENT WITH REGULATORS

**ITASCA, IL, OCTOBER 5, 2005 –** First Midwest Bancorp, Inc. ("First Midwest") **(Nasdaq: FMBI)** today announced that First Midwest Bank, its wholly owned subsidiary, successfully resolved the deficiencies cited in the July 2004 written agreement with the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional Regulation concerning First Midwest Bank's compliance with anti-money laundering policies and the requirements of the Bank Secrecy Act.  Receipt of a letter dated September 30, 2005 from the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional Regulation formally communicated the termination of the Written Agreement.

"I am extremely pleased that these matters have been resolved," said First Midwest President and Chief Executive Officer John O'Meara.  "I want to acknowledge the extraordinary efforts of those First Midwest employees who worked so diligently and methodically to bring this to a satisfactory conclusion as well as the cooperation of the Federal and state regulators in working with us to accomplish this result.  I am convinced that First Midwest's compliance with anti-money laundering policies and procedures and Bank Secrecy Act requirements is now fully consistent with First Midwest's long-time exemplary standards of risk management.  Our ongoing commitment to compliance with these critical regulations should be assured given the significant investment of resources made by First Midwest over the past eighteen months."

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking markets. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 67 offices located in 49 communities, primarily in northeastern Illinois. First Midwest is the 2004 recipient of the Illinois Bank Community Service Award and has been honored by *Chicago* magazine in its October, 2004 issue as one of the 25 best places to work in Chicago, the only bank to be so honored.

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**Safe Harbor Statement**

Safe Harbor Statement under the Private Securities Act of 1995: Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning specific factors described in First Midwest Bancorp's 2004 Form 10-K and other filings with the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. First Midwest does not intend to update this information and disclaims any legal obligation to the contrary. Historical information is not necessarily indicative of future performance.